October 26, 2016

Attention: Larry Spirgel, Assistant Director – AD Office 11
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:    Remark Media, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 30, 2016
File No. 001-33720

Dear Mr. Spirgel:

With this letter, Remark Media, Inc. (“we”, “us”, “our”) is responding to the Division of Corporate Finance’s comments on our 2015 Form 10-K as set forth in a letter dated October 18, 2016. For your convenience, we have repeated the full text of the Division’s comments below in bold, with our response directly following.

Item 1. Business

Technology and Digital Media Services, page 2

1.
Please provide more detail as to the capabilities, structure, and functionalities of your KanKan social media and data intelligence product. We note your statement that you are able to amass data “on over 1.3 billion socially-active user profiles globally” and aggregate this information. It is unclear whether KanKan is able to analyze social media data from platforms generally or if KanKan can only access these data if users first interact with and join KanKan’s own platform.

In future filings, we will clarify that we use the KanKan name in reference to two components of a social media data intelligence platform: the mobile social media application branded as KanKan (the “KanKan App”), and our proprietary data intelligence software (the “DI Software”). The KanKan App contains many of the same functionalities common to most social media platforms, but what differentiates our offering from the others is that the KanKan App is platform agnostic, meaning that users can make posts and respond to their friends’ posts regardless of the platform on which a post originates. Our DI Software collects publicly-available data from those who have registered on and use the KanKan App, but it also allows us to aggregate publicly-available data from all major social media platforms worldwide, regardless of whether users of those other social media applications have registered on the KanKan App. The DI Software scrubs the data and is then able to analyze and organize the data. For example, the DI Software analyzes every collected image file and can identify and tag individual elements of the image file, such as dogs or cars or even specific brands of consumer items (Budweiser beer or Domino’s pizza).

We use the information provided by the DI Software to understand consumer trends, behavior and preferences, which in turn allows us to improve the user experience in the KanKan App, to promote brand awareness of all of our digital media properties and to allow advertisers to reach that specific subset of

3960 Howard Hughes Parkway • Suite 900 • Las Vegas, NV 89169

social media users whose online activity indicates a preference for the types of products or services offered by the advertisers.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 22

2.
Please include a more detailed discussion of known trends, demands, commitments, events, or uncertainties that will have or are reasonably likely to have a material impact on your financial condition, operating performance, revenues or income, or result in your liquidity decreasing or increasing in any material way. We especially note that while you have provided a numerical presentation of revenue and operating expenses for the past two fiscal years, you have not provided a narrative accompaniment that offers further details as to the material components of revenue and the components of your overall operating expense. For example, please discuss any material trends, uncertainties, and components of revenue generated from your Vegas.com operations. Please refer to Item 303 of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

As of December 31, 2015, we had only operated Vegas.com for approximately one fiscal quarter. Because we began making operational changes and improvements almost immediately upon the closing of the acquisition and are, as of this writing, continuing to make changes and improvements, we believed that the results of operations of Vegas.com post-acquisition would not be comparable enough to results prior to the acquisition to provide meaningful company-specific trend information to investors with regard to specific components of revenue and expense. As a result, we believed that the most meaningful company-specific trend information that we could provide was the fact that we were transforming Vegas.com operations.

However, macroeconomic conditions and general trends may also affect the operations of Vegas.com. For example, seasonality affects our operations in that bookings are generally highest in the first two quarters, as travelers plan and book their spring and summer travel, but the number of bookings typically decreases in the second half of the year. For Vegas.com, we generally incur variable costs, primarily credit card fees and online marketing costs, at the time of the booking, but we recognize revenue and direct costs when the travel takes place rather than when the customer books it. As a result, revenue typically lags bookings by several weeks or more, and variable costs can impact earnings before the revenue impacts earnings.

We acknowledge the Commission’s guidance in SEC Release No. 33-8350 and the requirements of Item 303 of Regulation S-K, and will continue to provide an appropriate level of detail such that we provide all material, relevant information to investors. Therefore, if we note that seasonality or other trends materially affect our results of operations, we will add the appropriate disclosure in future filings.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

3.
Please note that since you report depreciation and amortization outside of cost of revenue, it is not appropriate to present a separate caption for gross margin. Refer to SAB Topic 11:B. Please revise your presentation accordingly.

We acknowledge that SAB Topic 11:B applies to our particular facts and circumstances; therefore, we will revise the relevant sections of our Statements of Operations in future filings as follows:

Revenue, net
Cost and expense
Cost of revenue (excluding depreciation and amortization)
Sales and marketing
Technology and development
General and administrative
Depreciation and amortization
Other operating expense
Total cost and expense
Operating loss

Note 3. Business Acquisition, page F-15

4.
We note that you paid the sellers of Vegas.com $14 million ($15.3 million net of a working capital adjustment of $1.3 million). However, you do not report this cash portion of your purchase price in the Statement of Cash Flows. Please revise your disclosure to state when you expect to pay this amount or revise your presentation as appropriate.

Regarding our acquisition of Vegas.com, we paid the cash portion of the purchase price on September 24, 2015. Per paragraph 13 of ASC 230-10-45, the acquisition of productive assets is a cash outflow for investing activities; therefore, we reported our acquisition of Vegas.com in the investing activities section of our statement of cash flows for the applicable period, in the line item entitled Business acquisitions, net of cash received. We paid $14,007 to the sellers and we acquired, among other assets, $13,750 of cash (amounts in thousands).

Note 5. Restricted Cash, page F-19

5.	Please disclose the conditions under which the cash restrictions may be released, and if you are able to use this cash to satisfy the cash consideration for the acquisition of Vegas.com.

Regarding our restricted cash, $2,250,000 relates to our financing agreement and secures our obligations under that agreement. The restriction on the cash related to our financing agreement will not be released until we have repaid all of our obligations under the financing agreement. The remaining amount of our restricted cash relates to the letter of credit facility we have in place to satisfy the requirements of several of the vendors for whom we sell products (hotel rooms, air travel, show tickets, et cetera) through our online outlets. By contract, certain vendors require the letters of credit as a means of securing our payment to them of amounts related to the sales we make on their behalf. We renew the letter of credit facility annually, and the restrictions on the cash related to the letters of credit will not be released until we negotiate contracts which do not require the security of letters of credit.

Note 12. Long-term Debt, page F-26

6.
We note that on March 31, 2016 you obtained a waiver from a “financial covenant requiring minimum consolidated EBITDA of Remark and its subsidiaries for the four fiscal quarter period(s) ended December 31, 2015.” It does not appear that you obtained a waiver for a year or more from December 31, 2015 since at June 30, 2016 you were not in compliance with the same covenant and in August 2016 you obtained another waiver. Tell us why you believe non-current classification for the underlying debt obligation is appropriate since appears that you did not meet the criteria specified in paragraphs 1b and 11 of ASC 470-10-45 as of the December 31, 2015 balance sheet date.

We believe the following facts support our assertion that non-current classification of the debt obligation was appropriate because we met the requirements of ASC 470-10-45:

•	The lenders did in fact waive their right to call the debt as a result of our December 31, 2015 breach of the debt covenant for a period of 12 months from the date of violation.

•
As we disclosed in a Current Report on Form 8-K filed with the Commission on May 18, 2016, we entered into an asset and securities purchase agreement as of May 16, 2016 with China Branding Group Limited (the “Purchase Agreement”). As part of the process leading to the execution of the Purchase Agreement, we had begun discussions with our lenders approximately in early January 2016 with regard to additional financing for the proposed acquisition and with regard to amending existing covenants, including the covenant requiring us to meet or exceed certain EBITDA levels, in a manner that would allow us to meet the required covenants on future measurement dates. As of the date that we filed the Form 10-K for the fiscal year ended December 31, 2015, based upon the facts and circumstances that existed at that date, we believed that we would have an amendment to our financing agreement in place prior to the financial statements for the fiscal quarter ended March 31, 2016 being available to be issued. Therefore, we did not believe that it was probable that we would continue to violate the existing debt covenants, or that the lenders could call the debt, within the 12 months subsequent to December 31, 2015.

Sincerely,

REMARK MEDIA, INC.

/s/ Douglas Osrow
Douglas Osrow
Chief Financial Officer